MAINSTAY FUNDS TRUST

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is made as of the 24th day of May 2013, between New York Life Investment Management LLC, (the “Manager”) and MacKay Shields LLC, (the Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to a Subadvisory Agreement, dated February 26, 2010, as amended (the “Subadvisory Agreement”); and

WHEREAS, the parties hereby wish to amend the Subadvisory Agreement to reflect the addition of MainStay High Yield Opportunities Fund.

NOW, THEREFORE, the parties agree as follows:

(i)	Effective May 24, 2013, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

[The Remainder Of This Page Has Been Left Blank Intentionally.]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Kevin M. Bopp	By:	/s/ Stephen P. Fisher
Name:	Kevin M. Bopp	Name:	Stephen P. Fisher
Title:	Director and Associate	Title:	Senior Managing Director
General Counsel

MACKAY SHIELDS LLC

Attest:	/s/ Rene A. Bustamante	By:	/s/ Lucille Protas
Name:	Rene A. Bustamante	Name:	Lucille Protas
Title:	Senior Managing Director	Title:	President
and Chief Compliance Officer

SCHEDULE A

(Effective as of May 24, 2013)

As compensation for services provided by the Subadvisor the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, an annual subadvisory fee equal to the following:

FUND ANNUAL RATE

MainStay California Tax Free Opportunities	0.250% on all assets
Fund*

MainStay High Yield Municipal Bond Fund*	0.275% up to $1 billion; and
0.270% in excess of $1 billion

MainStay High Yield Opportunities Fund*	0.400% on all assets

MainStay Intermediate Term Bond	0.300% up to $500 million;
Fund*	0.2875% from $500 million to $1 billion;
and 0.275% in excess of $1 billion

MainStay New York Tax Free Opportunities	0.25% on all assets
Fund*

MainStay Short Duration High Yield Fund*	0.325% on all assets

MainStay Short Term Bond Fund*	0.300% up to $500 million; and
0.2875% in excess of $500 million

The portion of the fee based upon the average daily net assets of the respective Fund shall be accrued daily at the rate of l/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

Payment will be made to the Subadvisor on a monthly basis.

* For certain Funds listed above, the Manager has agreed to waive a portion of the Fund's management fee or reimburse the expenses of the appropriate class of the Fund so that the class total ordinary operating expenses do not exceed certain amounts. These waivers or expense limitations may be changed with Board approval. To the extent the Manager has agreed to waive its management fee or reimburse expenses, MacKay Shields, as Subadvisor for these Funds, has voluntarily agreed to waive or reimburse its fee proportionately.